SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of December, 2025

Commission File Number 1565025

AMBEV S.A.

(Exact name of registrant as specified in its charter)

AMBEV S.A.

(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

PAGE: 1/ 7	DATE OF APPROVAL: DECEMBER 9, 2025
POLICY ON REMUNERATION AND CONCESSION OF OPTIONS AND RESTRICTED SHARES TO THE EXECUTIVE BOARD

SUMMARY

PAGE: 2/ 7	DATE OF APPROVAL: DECEMBER 9, 2025
POLICY ON REMUNERATION AND CONCESSION OF OPTIONS AND RESTRICTED SHARES TO THE EXECUTIVE BOARD

1.             PURPOSE

1.1.	This policy establishes the guidelines to determine the remuneration of the Executive Board members appointed pursuant to the bylaws of Ambev S.A. (“Company”), as well as the possibility to grant Company’s stock options and restricted shares to such members, aiming the development of the Company’s executives in conformity with the long-term generation of value, with focus on results and based upon meritocracy (“Policy”).

1.2.	Every financial year, the Board of Directors shall break down the total remuneration of the Company’s management as approved by the General Meeting for the Executive Board, with due regard for the provisions of this Policy.

2.             PRINCIPLES

2.1.	The remuneration of the executive officers appointed pursuant to the bylaws of the Company shall be determined according to the following principles:

(i)	the remuneration constitutes instrument of attraction and retention of talents;
(ii)	the remuneration shall be competitive in relation to the companies operating in the market in which the Company operates (market of high consumption goods);
(iii)	the remuneration shall be aligned with the Company’s performance culture, attributing greater emphasis to its variable component, based upon results and exceptional performance;
(iv)	the remuneration shall provide long-term generation of value;
(v)	the remuneration shall take organizational performance and individual performance into account;
(vi)	the remuneration shall involve cascading goals in the sense of creating alignment in the entire organization; and
(vii)	the remuneration shall be in conformity with the company’s success in the medium and long term.

3.             FUNCTIONS

3.1.	According to the organization of the Company’s functions in ranges and grades, defined based on the Hay function assessment methodology, the members of the Executive Board of the Company are categorized in ranges 0 , I and II , with exception of the Chief Executive Officer, which is at the top of the hierarchical structure of the Executive Board.

PAGE: 3/ 7	DATE OF APPROVAL: DECEMBER 9, 2025
POLICY ON REMUNERATION AND CONCESSION OF OPTIONS AND RESTRICTED SHARES TO THE EXECUTIVE BOARD

4.             FIXED REMUNERATION AND BENEFITS

4.1.	Remuneration Brackets. The ranges of remuneration of the executive officers of the Company are established by the People and Management Area, annually, based upon market research, taking as a parameter the average identified in the market for each range (market reference remuneration or average point). Each remuneration range shall vary from 80% (lower limit) to 120% (upper limit) of the average point related to the relevant range.

4.2.	Pro labore Admission. In the events of admission for the function of executive officer appointed by the bylaws of the Company, the recommended remuneration is 80% of the average point of the respective remuneration range (lower limit). In relation to professional with low and difficult offer on the market and with evidenced skills and experience, the remuneration of admission may reach the average point of the remuneration range, provided it was previously approved by the Chief Executive Officer, in case of a member of the Executive Board, or by the Board of Directors, in case of the Chief Executive Officer, subject to the parameters and global amounts established by the Board of Directors.

4.3	Promotion. In the event of internal promotion of an employee to the executive board, appointed pursuant to the bylaws of the Company, section 5 of this Policy shall be observed.

4.4.	Fixed Remuneration. The executive officers shall be entitled to a fixed remuneration, paid in the form of “pro-labore”, in 12 monthly installments, with due regard for the provisions of item 1.2 above.

4.5.	Benefits. The executive officers shall be entitled to receive the benefits provided in the Company’s benefit policy, which shall be prepared and reviewed by the People and Management Area. Furthermore, the executive officers may opt for participating in the private pension plan of the Company, to which the Company shall further make partial contributions.

PAGE: 4/ 7	DATE OF APPROVAL: DECEMBER 9, 2025
POLICY ON REMUNERATION AND CONCESSION OF OPTIONS AND RESTRICTED SHARES TO THE EXECUTIVE BOARD

5.             INDIVIDUAL PROMOTIONS

5.1.	Individual promotions may be classified as follows:

5.1.1.	Vertical Promotion. Vertical promotion means functional rise in the Company’s functions structure, including change of function and range. The new remuneration range shall be placed, preferably, at the lower limit, and all promotions shall observe the budget approved, representing the maximum raise of 25%.

5.1.2.	Horizontal Movement. Horizontal Movement means changing function, including raise of remuneration per merit, with no change of range, maintaining the remuneration range. The horizontal movement shall be defined annually and the raise in remuneration resulting therefrom shall not exceed 15%.

5.1.3.	Any exceptions to the rules provided in this section 5 shall be approved by the Chief Executive Officer in the event of movement of the other members of the Executive Board or by the Board of Directors in the event of movement of the Chief Executive Officer, subject to the parameters and global amounts established by the Board of Directors.

6.             VARIABLE REMUNERATION - BONUS

6.1.	The members of the Executive Board of the Company are eligible for receiving a bonus, with due regard for the admission and promotion rules, and shall be awarded without needing any ranking. The amount of the bonus to be paid shall be affected according to the area and the range of the relevant executive, always with due regard for the elimination rules established by the Company.

6.2.	The bonus of the members of the Executive Board of the Company shall be calculated based upon: (i) achievement of the financial indicators established by the Company; (ii) achievement of the operational performance goals of the Company; and (iii) achievement of individual performance goals of the relevant executive.

6.2.1.	The components of the financial and operational goals of the Company shall be aligned with the annual budget approved by the Board of Directors and with the purposes of the Company for a certain fiscal year.

PAGE: 5/ 7	DATE OF APPROVAL: DECEMBER 9, 2025
POLICY ON REMUNERATION AND CONCESSION OF OPTIONS AND RESTRICTED SHARES TO THE EXECUTIVE BOARD

6.2.2.	The result of the individual goals of the executive officers shall be obtained according to the score achieved in their assessment of goals and, to be entitled to such bonus, the executive officers shall compulsorily achieve, at least, 25% of their individual goals.

6.2.3.	The grounds to establish the multipliers of the calculation model described above, as well as the other rules of ascertainment of goals, shall be included in the goals deployment standards of the Chief Executive Officer and of ranges 0 to IV, which shall be prepared and reviewed by the People and Management Area of the Company.

6.2.4.	The bonus calculation formula may include a discretionary additional individual premium of 20% for up to 15% of the top performers of the group composed of individuals from ranges 0 to II. To be eligible for such a premium, the executive officers shall have reached, at least, 25% of their individual performance goals, and the Chief Executive Officer shall be responsible for determining which executive officers shall receive the individual discretionary premium, subject to the parameters and global amounts established by the Board of Directors. The Board of Directors of the Company shall decide upon the attribution of individual discretionary premium to the Chief Executive Officer, subject to the parameters and global amounts established by the Board of Directors.

6.3.	The bonus shall be calculated based upon (i) the target bonus of the range; and (ii) the reference year December compensation of the executive officer, except when such executive officer (a) has his/her range changed between April 1st and September 30, case in which the target bonus shall be calculated considering the dedication time in each range; and (b) has his/her range changed after October 1st (including), case in which the target bonus shall be calculated considering the previous range.

6.4.	All executive officers admitted in their positions up to September 30 and active up to December 31 shall be entitled to receive bonus, with due regard for the following rules:

(i)	executive officers admitted up to March 31 (inclusive) are eligible for 100% of the bonus;

PAGE: 6/ 7	DATE OF APPROVAL: DECEMBER 9, 2025
POLICY ON REMUNERATION AND CONCESSION OF OPTIONS AND RESTRICTED SHARES TO THE EXECUTIVE BOARD
(ii)	executive officers admitted subsequently to October 1st (inclusive) are not eligible in such year; and
(iii)	executive officers admitted between April 1st and September 30 receive bonus proportional to the number of months worked.

6.4.1.	In the event of forced termination, without cause, after October 1st (inclusive) up to December 31 of the relevant year, the bonus shall be calculated proportionately to the period worked during the relevant year.

6.4.2.	Executive officers in leave of absence for a period exceeding 180 days in the year are not eligible for bonus in the respective year, except in events of leave of absence resulting from pregnancy, paternity leave or occupational accident.

6.4.3.       Any exceptions to the rules provided in this item 6.4 shall be approved by the Chief Executive Officer in relation to the other members of the Executive Board or by the Board of Directors in relation to the Chief Executive Officer.

7.             PAYMENT PLAN BASED ON SHARES

7.1.	The Board of Directors may further grant to the executive officers shares of the Company, the delivery of which is subject to permanency in the Company and to the elapse of grace periods, as established by the Board of Directors. The concession of the Company’s shares under such terms shall observe the provisions of the payment plan based upon shares approved by the General Meeting of the Company and upon the program approved within the scope of such plan by the Board of Directors.

8.             STOCK OPTION

8.1.	The Board of Directors may further grant to the executive officers the option to receive part of their annual bonus in restricted shares, exercisable (i) subsequently to the grace period established by the Board of Directors and provided that the executive remains in the Company during such period; or (ii) in the grant date, provided that in this event such shares will be subject to lock-up. The concession of stock options under such terms shall observe the provisions of the stock option plan approved by the General Meeting of the Company as well as by the program approved within the scope of such plan by the Board of Directors.

PAGE: 7/ 7	DATE OF APPROVAL: DECEMBER 9, 2025
POLICY ON REMUNERATION AND CONCESSION OF OPTIONS AND RESTRICTED SHARES TO THE EXECUTIVE BOARD
9.	TERM OF EFFECTIVENESS AND RESPONSIBILITY

9.1.	This Policy shall become effective on the date of its approval by the Board of Directors of the Company and may solely be amended upon resolution and approval by the Board of Directors.

9.1.1.	The Board of Directors may, whenever deemed necessary thereby, review and approve the amendment to this Policy, according to amendments to the bylaws, laws or regulations to which the Company is subject.

9.2.	Any omissions in this Policy shall be resolved by the Board of Directors.

9.3.	Subsequently to the approval by the Board of Directors, this Policy shall be internally disclosed by the Company to those responsible for its implementation and one copy hereof shall be filed with the Legal Executive Board of the Company.

9.4.	The People and Management Executive Board of the Company shall be responsible for implementing procedures and standards necessary to guarantee compliance with this Policy.

10.	HISTORY

Review No.	Amendment Description	Date of Approval by the Board of Directors
1	-	September 19, 2018
2	Update of Company’s practices	December 9, 2025

***

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 10, 2025

AMBEV S.A.

By:	/s/ Guilherme Fleury de Figueiredo Ferraz Parolari
Guilherme Fleury de Figueiredo Ferraz Parolari Chief Financial and Investor Relations Officer